LINCOLN FLOORPLANNING CO., INC.

PROSPECTUS SUBJECT TO COMPLETION MARCH 31, 2010*
5,065,000 Shares of Common Stock

This prospectus relates to 4,000,000 shares of common stock of LINCOLN FLOORPLANNING CO., INC. (the "Company"), a Nevada corporation, that may be sold from time to time by the Registrant. * only the Registrant's offering of 4,000,000 shares closes March 31, 2010. The offering also includes 1,065,000 shares of our common stock held by current shareholders (selling stockholders) that are being registered for sale on a continuous bases. Lincoln will not receive any of the proceeds from the sale of stock by the Selling Stockholders.

The Selling Stockholders may sell their shares of common stock from time when and if a market develops.

Lincoln will receive the proceeds of the sale up to 4,000,000 shares of common stock included in this offering.

Shares Offered by	Shares Offered to the Public	Price per Share	Underwriters Discounts and Commissions	Net Proceeds to be Received Per Share	Net Proceeds to be Received Total
The Company	4,000,000	$0.50	$200,000	$0.45	$1,800,000
Selling Stockholders	1,065,000	$0.50	$ 0.00	$0.50	$ 532,500

*There is no minimum amount. The Company can sell from zero to 4,000,000 shares.

Although we will need only approximately $160,000 to remain in business during the next 12 months with minimal operations, we need a minimum of $250,000 during the next 12 months to implements our business plan. Any proceeds we receive from the sale of stock is immediately available to the Company whether or not the entire offering is sold.

None of our stock is now being publicly traded. When and if a public market develops, you are urged to obtain current market quotations of our common stock before purchasing any of the shares being offered for sale pursuant to this prospectus.

These securities involve a high degree of risk. Please carefully review the section titled "Risk Factors" on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

This prospectus is not an offer to sell any securities other than the shares of common stock offered hereby. This prospectus is not an offer to sell securities in any circumstances in which such an offer is unlawful.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than July 7, 2009.

THE DATE OF THIS PROSPECTUS IS [July 7, 2009].

LINCOLN FLOORPLANNING CO., INC.

TABLE OF CONTENTS   Page

Summary of the offering

You should read the entire prospectus, including "Risk Factors," our financial statements, the related notes thereto and the other documents to which this prospectus refers, before making an investment decision. In this prospectus, the terms Lincoln, "the Company," "we," "our" and "us refer to LINCOLN FLOORPLANNING CO., INC., a Nevada corporation.

This prospectus relates to 4,000,000 shares of common stock of LINCOLN FLOORPLANNING CO., INC. ("Lincoln"), a Nevada corporation, that may be sold from time to time by the Registrant. The offering includes 1,065,000 shares of our common stock held by current shareholders (selling stockholders) that is being registered. Lincoln will not receive any of the proceeds from the sale of stock by the Selling Stockholders.

The prices at which the Selling Stockholders may sell their shares registered hereby will be determined by the prevailing market price for the shares or pursuant to privately negotiated transactions. Information regarding the Selling Stockholders and the times and manner in which they may offer and sell the shares under this prospectus is provided under "Selling Stockholders" and Plan of Distribution" in this prospectus.

The Selling Stockholders, and any broker-dealer executing sell orders on behalf of the Selling Stockholders or Lincoln, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Commissions received by any broker-dealer may be deemed to be underwriting commissions under the Securities Act of 1933. See "Plan of Distribution."

The Selling Stockholders may sell their shares of common stock from time to time at prevailing market prices.

Lincoln will receive the proceeds of the sale of 4,000,000 shares of common stock included in this offering.

Lincoln is a new venture. Lincoln is not an operating company and has never earned revenue from operations. Lincoln is not operating it's business until such time as capital is raised for operations.

No Minimum Amount of Offering. Because Lincoln's Offering has no minimum amount, it can close with only a small amount of proceeds raised. Thus, a purchaser will not know at the time of purchase whether Lincoln will be successful in undertaking the sale of all of the Shares offered hereby. As a result, the proceeds of the Offering may be insufficient to accomplish any of its objectives and Lincoln may have to borrow or otherwise raise additional funds to accomplish such objectives.

Lincoln's strategy is to market its services to smaller dealers, auto auctions, and independent used auto dealerships where larger banking and financial institutions are not interested. Approximately 4,000 potential customers meeting this description exist in the states of North Carolina, South Carolina, Georgia, and Florida. Lincoln will fund floorplanning of used car inventory. After establishing its floorplan operation, it intends also to buy used car purchase contracts from buy here pay here dealers who are using Lincoln as the dealer's floorplan financer.

Lincoln Floorplanning Co., Inc., a Nevada Corporation formed on September 25, 2007, plans to provide Floor Plan Financing to used car dealerships in North Carolina (initially) at interest rates and fees competitive in the market place for this type of financing.

Lincoln's executive office is located at and its mailing address is 1326 South Ridgewood Avenue, Suite 8B, Daytona Beach, FL 2114. The telephone number is (386) 258-1678. The fax number is (386) 258-1677.

RISK FACTORS

THE SHARES ARE HIGHLY SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. PROSPECTIVE INVESTORS IN THE SHARES SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS.

Specific Risks Affecting Us:

A portion of our business depends upon obtaining and maintaining required licenses. Of the four states that Lincoln Floorplanning Co. Inc. intends on doing business in, differences in licensing and permits per state exist. Florida requires a sales to sales finance license that annually renews for $175. North Carolina requires a privilege license through the Department of Revenue that renews annually for $250. Georgia and South Carolina have similar licensing requirements. All states require a Certificate of Authority through The Secretary of State office with a one time filing fee. North Carolina's being a one time $250 fee. Each operating office (in addition to previously listed fees) will be required to obtain local county/city business privilege, operating license or occupational license.

All such licensees are subject to audit by the relevant government agency. Any failure to obtain or maintain required licenses could result in the termination of certain proposed operations.

We are in a competitive industry with well financed competitors. Economic conditions may cause the sale of used cars to diminish significantly.

More General Types of Risks Affecting Us:

Development Stage Company.

Lincoln is in a development stage. If this offering is not completely sold, Lincoln may be reliant upon additional funding to commence operations and expand its business. If Lincoln cannot obtain more working capital, operations may not commence or if commenced, may be limited. Although Lincoln has not explored alternate sources of funding, additional sources of funding may be a PIPE or debt financing guaranteed by Management.

Uncertainty of Significant Assumptions.

Lincoln's plans for financing and implementing its business operations and the projection of Lincoln's potential for profitability from its intended operations are based on the experience, judgment and certain assumptions of management, and upon certain available information concerning the market for used car floor plan financing. Lincoln's plans are based on the following assumptions: That all Shares in the offering will be sold; and that Lincoln will be successful in adhering to its planned formula for growth by obtaining enough customers for its services to allow probability.

THERE IS SUBSTANTIAL UNCERTAINTY ABOUT THE ABILITY OF LINCOLN TO CONTINUE ITS OPERATIONS AS A GOING CONCERN - AUDITOR'S GOING CONCERN.

In their audit report dated December 31, 2008; our auditors have expressed an opinion that substantial doubt exists as to whether we can continue as an ongoing business. Because our officers may be unwilling or unable to loan or advance any additional capital to LINCOLN we believe that if we do not raise additional capital within 12 months of the effective date of this registration statement, we may be required to suspend or cease the implementation of our business plans. Due to the fact that there is no minimum investment and no refunds on sold shares, you may be investing in a Company that will not have the funds necessary to develop its business strategies. As such we may have to cease operations and you could lose your entire investment. Because the Company has been issued an opinion by its auditors that substantial doubt exists as to whether it can continue as a going concern it may be more difficult to attract investors.

Competition.

Major competitors known throughout the industry consist of major banking facilities such as Bank of America, GMAC, and Chase Bank. Some of the smaller floorplan finance companies like Auto Use, DSC, or Flex Funding will also be competitors. The customer base that Lincoln intends to market to will limit the impact of the previously listed competitors.

Uncertainty of Adequacy of Financial Resources.

If Lincoln is unable to generate adequate operating income in a timely fashion, it may be necessary to obtain additional financing to develop planned operations. If Lincoln cannot obtain more working capital, operations may not commence or if commenced may be limited.

Dependence on Key Personnel.

Lincoln's success will depend largely on the efforts and abilities of Lincoln's senior management. In particular, Lincoln is dependent upon Timothy L. Kuker, Steven G. Salmond, and Ronald S. Worl. The loss of services of senior management could have a substantial adverse effect on Lincoln. The expansion of Lincoln's business will be largely contingent on its ability to attract and retain highly qualified corporate and operations level management team.

Potential Liability and Insurance.

As with all businesses operating in today's somewhat litigious atmosphere, Lincoln's intended operations could expose it to a risk of liability for legal damages arising out of its operations. These risks are materially limited to suits for breach of contract and loss of financed vehicles through accidents or other occurrences of property damage. Lincoln intends to carry acceptable levels of secondary comprehensive and collision coverage insuring against loss of the collateral.
It is not customary or practical to carry insurance against breach of contract suits.

No Historical Basis for Management's Opinion.

There is no basis, other than the judgment of Lincoln's management, on which to estimate, (i) the level of market acceptance or the amount of revenues which Lincoln's planned operations may generate, or (ii) other aspects of Lincoln's proposed operations.

Lincoln Has No Trading History of Common Stock.

Lincoln's Common Shares have not been traded publicly prior to this filing. Lincoln's filings with the Securities and Exchange Commission will not in and of itself provide the basis for a public market. If and when Lincoln's stock is traded in the public market, the following factors may affect its value: Recent history has shown that the market price of the Common Stock fluctuates substantially due to a variety of factors, including market perception of Lincoln's ability to achieve its planned growth, quarterly operating results of Lincoln or other similar companies, the trading volume in Lincoln's Common Stock, changes in general conditions in the economy or other developments affecting Lincoln or its competitors. In addition, the stock market is subject to extreme price and volume fluctuations. The volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies.

Indemnification of Directors and Officers.

Lincoln intends to provide for the indemnification of Officers and Directors relating to their activities on behalf of Lincoln to the fullest extent permitted under Nevada law. These provisions may have the effect of providing indemnity in connection with suits brought by Shareholders against an Officer or Director who has been alleged to be negligent, if that Officer or Director acted in good faith in Lincoln's interest.

No Dividends.

No dividends have been paid on the Shares and Lincoln does not anticipate the payment of cash dividends in the foreseeable future. If the operations of Lincoln become profitable, it is anticipated that, for the foreseeable future, any income received there from would be devoted to Lincoln's proposed operations and that cash dividends would not be paid to Lincoln's Shareholders.

No Minimum Amount of Offering.

Because Lincoln's Offering has no minimum amount, it can close with only a small amount of proceeds raised. Thus, a purchaser will not know at the time of purchase whether Lincoln will be successful in undertaking the sale of all of the Shares offered hereby. As a result, the proceeds of the Offering may be insufficient to accomplish any of its objectives and Lincoln may have to borrow or otherwise raise additional funds to accomplish such objectives.

No Underwriter/Best Efforts Offering.

There is no underwriter or any commitment by anyone to purchase all or part of the Shares offered.

Dilution and Possible Future Dilution.

This offering involves immediate substantial dilution. The price of the Shares offered hereby is more than the book value of Lincoln and accordingly, investors in the Shares will sustain an immediate dilution of their investment. In the future, Lincoln's Board of Directors may issue additional Common Stock without obtaining shareholder approval. In as much as Lincoln may issue additional Shares of Common Stock in order to provide for the further capitalization of Lincoln or for other corporate purposes, there may be further dilution of the Shareholder's interests.

Arbitrary Offering Price.

The Offering Price has been determined by Lincoln after an analysis of the marketplace and bears no relationship to book value, earnings or other investment criteria. In determining the Offering Price, Lincoln considered primarily prevailing market conditions and estimates of its business potential.

Penny Stock Regulation.

The stock in this Offering will be subject to Penny Stock regulations. Broker-dealer practices in connection with transactions in Penny Stock are regulated by certain penny stock rules adopted by the Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on Nasdaq provided that current price and volume information with respect to transactions in such securities is provided by the exchange or systems) or to other than establish customers or accredited investors. [In general, "accredited investors" are defined as institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 with their spouses.]

The penny stock rules require a broker-dealer, prior to transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized disclosure document that provided information about penny stocks and the risks in penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its sales person in connection with the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Since Lincoln's securities will be subject to the penny stock rules, investors in the Offering may find it more difficult to sell their securities.

We intend to have our stock quoted on the Over-the-Counter Bulletin Board, a FINRA-sponsored and operated inter-dealer automated quotation system. Quotation of our securities on the Over-the-Counter Bulletin Board will limit the liquidity and price of our securities more than if the securities were quoted or listed on an exchange. Lincoln has verbal agreements from two brokers who have stated they will file a Form 211 with FINRA for the purpose of quoting our stock on the Over-the-Counter Bulletin Board.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules attached thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

At the same time Lincoln filed this Form S-1 it has also filed a Form 10 Registration Statement pursuant to the Securities Exchange Act of 1934.

The information contained in the Form 10 and S-1 are available at the sec.gov site under company filings in the EDGAR system.

USE OF PROCEEDS FROM SELLING STOCKHOLDERS

We will not receive any proceeds from the sale of the shares of common stock by the Selling Stockholders. The proceeds from the sale of each Selling Stockholder's shares of common stock will belong to that Selling Stockholder.

USE OF PROCEEDS FROM COMPANY OFFERING

LINCOLN FLOORPLANNING COMPANY INC.
USE OF PROCEEDS FROM STOCK OFFERING

TOTAL CAPITAL RAISED		$2,000,000
LESS COST OF CAPITAL		(200,000)
NET CAPITAL FOR USE		1,800,000
PROJECTED USE OF CAPITAL		
FLOORPLAN ADVANCE TO DEALERS		(1,000,000)
SALARIES OFFICER'S SALARIES	$120,000	
ADMINISTRATIVE SALARIES	70,000	
SALES SALARIES AND EXPENSE	100,000	
TOTAL SALARIES	290,000	
GENERAL AND ADMINISTRATIVE		
LEGAL AND ACCOUNTING	$ 20,000	
INSURANCE	12,000	
RENT	12,000	
UTILITIES	10,000	
MISC	6,000	
TOTAL GENERAL AND ADMINISTRATIVE	60,000	
TOTAL EXPENSES		(350,000)
BALANCE REMAINING TO RESERVE ACCOUNT		$450,000

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock and do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Payments of future dividends on our common stock, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant.

DETERMINATION OF OFFERING PRICE

The offering price has been arbitrarily set by the Board of Directors and approved by the Stockholders on September 12, 2008. No market price could otherwise be determined because Lincoln's shares have not been traded resulting in no history for valuation.

As there is no established public market for our shares, the offering price and other terms and conditions relative to our shares have been arbitrarily determined by Lincoln and do not bear any relationship to assets, earnings, book value, or any other objective criteria of value. In addition, no investment banker, appraiser, or other independent third party has been consulted concerning the offering price for the shares or the fairness of the offering price used for the shares. The price of the current offering is fixed at $0.50 per share. This price is significantly greater than the price paid by the company's officers and directors for common equity since the company's inception on September, 2007. The company's officers and directors paid $0.001 per share, a difference of $0.499 per share lower than the share price in this offering.

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DILUTION

Description	Before Sale Shares	%	Shares to be Sold	After Sale Shares	%	Net Book Value Total	Per Share
Current Shareholders:							
Shares before Sale	6,656,250	100.0%					
Net Equity at December 31, 2008						$ 13,197	
Net tangible book value per share							
Before the distribution							$ 0.002
Sold to New Shareholders			(1,065,000)	5,591,250	52.47%		
New Shareholders:							
Purchased from Current Shareholders			1,065,000				
Purchased Authorized Unissued Shares			4,000,000	5,065,000	47.53%		
Equity from New Unissued Stock Sold						$2,000,000	
Price per Share Sold							$ 0.5000
Totals	6,656,250	100.0%	4,000,000	10,656,250	100.00%	$2,013,197	

Purchasers of Shares in this Offering if all shares are sold:
Percentage of Capital Contribution   99.34%
Percentage of ownership after the offering   47.53%

Diluted Net Book Value after Stock Sold Per Share after the distribution $ 0.1889

The amount of the increase in such tangible book value per share attributes to cash payments made by purchasers $0.1869

The amount of immediate dilution from the public offering price which will be absorbed by the purchasers $0.3111

SELLING STOCKHOLDERS

The following list of shareholders and their shares of common stock to be sold are as follows:

Shareholder Name	Shares owned Prior to the offering	Shares to be Sold	Shares retained	retained %ownership
Kuker, Kathleen A.	2,000,000	320,000	1,680,000	15.76
Cook, Richard	1,700,000	272,000	1,428,000	13.40
Worl, Ronald	1,500,000	240,000	1,260,000	11.82
Salmond, Steve	400,000	64,000	336,000	3.15
Kuker, Jonathan	150,000	24,000	126,000	1.18
Smith, Donald	50,000	8,000	42,000	*
Kuker, Eric	50,000	8,000	42,000	*
Taylor, Jennifer	50,000	8,000	42,000	*
Hollifield, Larry	6,250	1,000	5,250	*
Spake, Howard	6,250	1,000	5,250	*
Flett, Howard	12,500	2,000	10,500	*
Schonsheck, Darold	25,000	4,000	21,000	*
Grant, Al	25,000	4,000	21,000	*
Shriver, Norma	6,250	1,000	5,250	*
Revis, Robert	6,250	1,000	5,250	*
Scott, Rayven F.	12,500	2,000	10,500	*
Sanders, Timothy	6,250	1,000	5,250	*
Cabral, Tara	6,250	1,000	5,250	*
Switzer, Jay	6,250	1,000	5,250	*
Belton, Derrick	12,500	2,000	10,500	*
Mitchell, Jerome	412,500	66,000	346,500	3.25
Fittro, Kevin	12,500	2,000	10,500	*
Beshel, Timothy J.	12,500	2,000	10,500	*
Belton, Shane	12,500	2,000	10,500	*
Lambie, Kathryn	6,250	1,000	5,250	*
Vrba, Laurie A.	6,250	1,000	5,250	*
Bobbitt, Josey Elizabeth	6,250	1,000	5,250	*
Utter, Forest J.	50,000	8,000	42,000	*
LeBarre, Craig	12,250	2,000	10,500	*
Dooley, Tim	12,250	2,000	10,500	*
Bowkus, Raymond	37,500	6,000	31,500	*
Bowkus, Margarita	6,250	1,000	5,250	*
Worl, Andrew Scott	6,250	1,000	5,250	*
Worl, Michael Jacob	6,250	1,000	5,250	*
White, Paige Lynette	6,250	1,000	5,250	*
Smith, Justin Robert	6,250	1,000	5,250	*
Russell, III, William P.	12,500	2,000	10,500	*
Total	6,656,250	1,065,000	5,591.250	

    * = Less then 1%

Kathleen A. Kuker is the wife of Lincoln's President, Timothy L. Kuker. Richard Cook, Ronald Worl and Steven Salmond are Officers and Directors of Lincoln. Jonathan Kuker, Eric Kuker, Donald Smith and Jennifer Taylor have provided services to Lincoln as founders. Jerome Mitchell is outside retained counsel.

PLAN OF DISTRIBUTION

Lincoln, the Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. Lincoln and the Selling Stockholders may use any one or more of the following methods when selling shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
- an exchange distribution in accordance with the rules of the applicable exchange;
- privately negotiated transactions; to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;
- broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
- a combination of any such methods of sale; and any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the Selling Stockholder and/or the purchasers. At the time a particular offer of shares is made by the Selling Stockholders, to the extent required, a prospectus will be distributed. Each Selling Stockholder has represented and warranted to Lincoln that it acquired the securities for investment and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to register or distribute any such securities.

Lincoln, Selling Stockholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the Selling Stockholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

We may suspend the use of this prospectus on a limited basis if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each Selling Stockholder.

Number of Holders of Common Stock

As of September 30, 2008, there were of record 24 holders of common stock. As of October 31, 2008, there were of record 35 holders of common stock. As of November 29, 2008, there were of record 37 holders of common stock. As of March 31, 2009, there were of record 37 holders of common stock.

DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The Company is authorized to issue One Hundred Million (100,000,000) shares of Common Stock (the Common Stock) of Par Value of ($0.001). As of the date of this Offering the Company had 6,656,250 shares of Common Stock issued and outstanding. Holders of Common Stock are each entitled to cast one vote for each Share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of liquidation, to share pro-rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid unless and until the Company is profitable. Holders of Common Stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All of the outstanding Shares of Common Stock are fully paid and non-assessable and all of the Shares of Common Stock offered thereby will be, upon issuance, fully paid and non-assessable.

No personal liability attaches to shareholders by reason of the ownership of such shares.

Holders of Shares of Common Stock will have full rights to vote on all matters brought before shareholders for their approval, subject to preferential rights of holders of any series of Preferred Stock. We are not currently authorized to issue preferred stock and have no intention of amending our corporate documents to authorize preferred stock. Holders of the Common Stock will be entitled to receive dividends, if and as declared by the Board of Directors, out of funds legally available, and share pro-rata in any distributions to holders of Common Stock upon liquidation.

The holders of Common Stock will have no conversion, preemptive or other subscription rights. The Shares of Common Stock offered by this prospectus are be validly issued, fully paid and non-assessable. The Company has issued no options or warrants to any individual or entity.

Upon any liquidation, dissolution or winding-up of Lincoln, our assets, after the payment of debts and liabilities and any liquidation preferences of, and unpaid dividends on, any class of preferred stock then outstanding, will be distributed pro-rata to the holders of the common stock. The holders of the common stock have no right to require us to redeem or purchase their shares.

Preferred Stock

The Company does not have any authorized shares of Preferred Stock.

Voting Rights

Holders of the Company's Common Stock are entitled to one vote per Share for each Common Share held of record by Company shareholders.

No Cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors.

Dividend Policy

The Company does not currently intend to declare or pay any dividends on its Common Stock, except to the extent that such payment is consistent with the Company's overall financial condition and plans for growth. For the foreseeable future, the Company intends to retain excess future earnings, if any, to support development and growth of its business. Any future determination to declare and pay dividends will be at the discretion of the Company's Board of Directors and will be dependent on the Company's financial condition, results of operations, cash requirements, plans for expansion, legal limitations, contractual restrictions and other factors deemed relevant by the Board of Directors.

Transfer Agent

We have not selected a transfer agent.

Shares Eligible For Future Sale

The Securities of the Selling Shareholders offered hereby currently are "restricted securities" as that term is defined in SEC Rule 144 of the 1933 Securities Act ("Rule 144"), and may not be resold without registration under the Securities Act. Provided certain requirements are met, the Shares of Common Stock purchased hereunder may be resold pursuant to Rule 144 or may be resold pursuant to another exemption from the registration requirement. Upon the effectiveness of this offering such shares will no longer be governed by Rule 144 unless they fall under the Affiliate sales limitation rules. Any additional shares the Company would issue after this offering may fall under Rule 144 unless registered.

Generally, Rule 144 provides that a holder of restricted shares of an issuer which maintains certain available public information, where such shares are held 1 year or more, may sell in every three months the greater of: (a) an amount equal to one percent of the Company's outstanding shares; or (b) an amount equal to the average weekly volume of trading in such securities during the preceding four calendar weeks prior to the sale. Persons who are not affiliates of the Company may sell shares beneficially owned for at least one year at the time of the proposed sale without regard to volume restrictions. Lastly, there is no existing public or other market for the Shares, and there is no assurance that any such market will develop in the foreseeable future.

Take Over Provisions

There are no provisions in the Articles of Incorporation or By-Laws restricting take over of control of the Company.

EXPERTS

The financial statements of Lincoln Floorplanning Co., Inc for the period from inception, September 25, 2007, through December 31, 2008, included elsewhere in this Registration Statement have been audited by Berman Hopkins Wright & LaHam, CPAs and Associates, LLP, independent registered public accounting firm, as stated in its report appearing herein, and are included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing. With respect to the unaudited financial statements of Lincoln Floorplanning Co., Inc. as of March 31, 2009 and for the three months ended March 31, 2009 and 2008 and period from inception through March 31, 2009, included elsewhere in this Registration Statement, such statements have not been audited by Berman Hopkins Wright & LaHam, CPAs and Associates, LLP and that firm does not express an opinion on them.

Richard R. Cook, Esq., has issued an opinion letter on this prospectus and registration statement upon which Lincoln has relied. We have included Mr. Cook's opinion letter in the prospectus and elsewhere in the registration statement in reliance on this opinion letter, given on his authority as an expert in legal matters. Mr. Cook has known Timothy L. Kuker (Lincoln's President) for more than 20 years. Mr. Kuker approached Mr. Cook with the idea to start a used car dealer floor plan business using the vehicle of a public company. Mr. Cook agreed to participate in the venture by providing his services in preparing and filing the necessary documents with the SEC to make Lincoln a public company. Mr. Cook's also agreed to serve on the Board Of Directors and as Corporate Secretary. Lincoln has retained other Counsel to handle issues other than securities work.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

BACKGROUND

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes, and other financial information contained in this prospectus.

Overview

We are a development stage company. We have generated no income from operations to date. Our auditors have raised substantial doubt as to our ability to continue as a going concern. Although we will need only approximately $160,000 to remain in business during the next 12 months with minimal operations, we need a minimum of approximately $250,000 during the next 12 months to implement our business plan to provide floor plan financing.

Since our inception, we have devoted our activities to the following:

> Creating, developing and testing our proprietary software and systems for floor plan financing;

> Developing our marketing strategy;

> Determining the market for our products; and

> Securing enough capital to carry out these activities.

Plan of Operations

We have generated no revenues from operations during the period from inception to the present time.

Development stage operating expenditures during the period from inception on September 25, 2007 to December 31, 2008 were $20,712 which consisted primarily of general and administrative expenses related to legal, accounting and other fees related to our formation and legal accounting and other fees related t our formation and this offering. The same related expenses for the three month's period ended March 31, 2009 were $6,268 and the total from inception, September 25, 2007 through March 31, 2009 were $26,980.

Liquidity and Capital Resources

Our capital resources have been acquired through the sale of shares of our common stock.

At December 31, 2008, we had total assets of $19,849 consisting of cash, notes receivable, interest receivable and prepaid expenses.

At March 31, 2009, we had total assets of $8,787 consisting of cash, notes receivable, interest receivable and prepaid expenses.

At March 31, 2009, we had total assets of $16 consisting of cash, notes receivable, interest receivable and prepaid expenses.

At December 31, 2008, our total liabilities were $6,652 consisting primarily of notes and interest payable to Jonathan Kuker, a related party.

We anticipate taking the following actions during the next 12 months, assuming we receive the required funding:

> Find and lease location for company offices purchase office equipment, hire employees and begin training.

> Begin Operations

> Start Marketing Phase, Develop Sales Materials and Presentations.

Cash Requirements

We intend to provide funding for our activities, if any, through a combination of the private placement of the Company's equity securities or the public sales of equity securities. Current management is willing and able to supplement capital raised in this public offering with additional investment.

We have no agreement, commitment or understanding to secure any funding from any other source.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Lincoln Floorplanning Co., Inc., a Nevada Corporation formed on September 25, 2007 plans to provide Floor Plan Financing to used car dealerships in North Carolina (initially) at interest rates and fees competitive with the market place for this type of financing.

Lincoln has never been in bankruptcy or receivership. The Company is a new venture.

Lincoln's executive office is located at 1326 South Ridgewood Avenue, Suite 8B, Daytona Beach, FL 32114. The telephone number is (386) 258-1678, and the fax number is (386) 258-1677.

The rates and terms by which the Company rents office space from the shareholder do not deviate from market rates and terms in any way.

Lincoln is not operating it's business until such time as capital is raised for operations.

PROPOSED BUSINESS

Lincoln has provided floorplan financing to T & J Auto Sales, Franklin, NC on a trial basis. Lincoln has provided this financing to T&J in order to develop and perfect its software and procedures to be used on a daily, weekly, and monthly basis for its floor plan services. The trial procedures worked to management's satisfaction. Upon obtaining the necessary capital, Lincoln will begin to offer its floorplan services to other automobile dealerships. Lincoln will first start in the Franklin, NC area and then expand into other parts of North West North Carolina. In order to avoid any possible conflicts of interest Lincoln will have no further dealings with T&J Auto Sales. T&J is owned by Timothy Kuker (Lincoln's President) and Ronald Worl (Lincoln's Vice President). Ronald Smith and Jennifer Taylor are employees of T&J and are shareholders of Lincoln.

Lincoln's strategy is to market to smaller dealers, auto auctions, and independent used auto dealerships where larger banking and financial institutions are not interested. Approximately 4,000 potential customers meeting this description exist in the states of North Carolina, South Carolina, Georgia, and Florida. Lincoln will fund floorplanning of used car inventory. It intends to also provide financing to the purchasers of used cars from dealers who are using Lincoln as the dealer's floorplan financer using Lincoln's equity funding. Management believes that by using strict underwriting and approval procedures imbedded in its software procedures, Lincoln's floorplanning program should quickly recapture each cash outlay thus, building capital over the short term.

The projected trends for the used auto market expect a 5% increase in sales, up from 2008 and could allow the financing options offered by the Company to be appealing to the intended market (Saywers, Arlena. "Used-Car Forecast", Automotive News,

January 19, 2009).

Based upon reports from the National Independent Automobile
Dealers Association, specifically the 2008 Used Car Industry
Report, Section 3, the intended market of automobile dealerships
has historically sold an average of 25 automobiles per month. On
average, 13 of the sold vehicles will have been financed through
a floorplanning program. This nationally published information
supports the example of used by the Company in its Floorplan
model.

The Company completed its own survey on February 18, 2009 of 24
Used Automobile Dealers picked at random in the tri-state area
(NC, GA & SC). They were asked the following questions:

1. How many vehicles do you keep in stock? Response 35.
2. On average, how many vehicles do you sell per month?
   Response 18.
3. Do you use in-house financing for customers? Response Yes,
   all 24.
4. How many vehicles are sold using in-house financing?
   Response 10 on average.
5. Do you use a floorplanning program? Response 10 of 24.
6. On average, how many vehicles are in the plan? Response 14.
7. What is your average outstanding balance? Response $44,000.
   Some that had higher unit sales per month would not
   disclose the balance due on their floorplans, which
   explains the low average balance in the survey.

Of the 24 dealerships surveyed, 21 were interested in receiving
information on the Company's floorplanning and retail financing
programs.

Lincoln's figures are based on 25 dealerships that will
floorplan 10 cars per month with an average 2% per month simple
interest and an average, $238, per vehicle, processing fee.
Figures are also based on the average cost of a floorplanned
vehicle costing from $4,000 to $7,500. Lincoln will fund an
average of $100,000 blocks per dealership expecting an average
use of 70% of the credit limit. An example could be
conservatively based on a dealership having floorplanned 10 cars
that sell on average within 60 days of funding.

For one car funded at $7,000, the dealership would pay $4.38 per
day funded (times 60 days equals $263). There is also a $238
processing fee and a $10 per audit (done every 30 days) fee.

As an example on one dealerships single vehicle:

Funding amount	$	7,000
Processing Fee	$	238
60 days interest	$	263
Audits (two audits)	$	20
	$	7,521

The revenue from one vehicle would be $521 for 60 days, times six periods per year would total $3,126. When multiplied by the expected average of 10 floorplanned vehicles per dealership, the total revenue per dealership would be $31,260 per year, of which $14,280 is from processing, $15,780 is from interest and $1,200 is from auto audit fees.

Lincoln expects to have attracted a minimum of 25 dealerships upon completion of the first full year in operation. This results in an expected $781,500 in annual gross revenue, of which $357,000 is from processing, $394,500 is from interest and $30,000 is from auto audit fees.

Lincoln's cost of money for 25 dealerships at 8% (based on $2,500,000) would equal $200,000 annually.

General and Administrative Expense is estimated to be $123,840 and Audit Floor fees $30,000 for an annual total of $153,840.

Therefore, $781,500 Gross Revenue less Interest Expense of $200,000 and Total Expenses of $ $153,840 results in a Net Revenue of $427,660 per year.

Once Lincoln has established its floorplan operation, Lincoln intends to buy consumer purchase contracts from "buy here pay here" dealers who are using Lincoln as the dealer's floorplan financer. Lincoln intends to use the following model:

Dealer buys a vehicle for $3,000. Customer buys vehicle for $5,000. Customer puts a $1,000 down payment and qualifies for Lincoln's secondary financing program. The dealer keeps the down payment of $1,000.

Lincoln then buys the contract from dealer for $4,000 and advances 50% of the principal funds ($2,000). This clears the dealer out of its initial investment allowing dealer to replace inventory. The remaining $2,000 goes into a reserve account that will be explained below. The customer is then responsible to repay Lincoln the contract amount of $4,000 plus 29.9%

interest at the contracted monthly increments ranging from six months to 24 months.

As the customer pays the monthly payment, Lincoln receives the interest and sends 50% of the remaining principal amount of the payment to the dealer.

In this case, a 24 month contract at 29.9% interest could be drawn up resulting in a $223.40 monthly payment from the customer to the Company. This results in payments from customer totaling $5,361.60, Lincoln's interest revenue would be $1,361.60 over 24 months.

Once the customer has repaid the 50% ($2,000 plus interest) that Lincoln funded to the dealer, the monthly payment will start to decrease the reserve account in principal only increments until reserve is depleted. The principal is still sent to the dealer and Lincoln still keeps the interest.

In essence, the reserve account is a guarantee that Lincoln's investors face no foreseeable potential for loss because the contracts are collateralized and covered by both customer and the bonded dealership. In the event of default, the dealer, not the individual, is responsible to repay the remaining contracted amount, which includes both the initial funded 50% and the reserve that had not yet been released plus interest and fees, to Lincoln immediately . Lincoln has zero responsibility to attempt to collect the lost vehicle or recapture the customer's delinquent account.

Because of Management's knowledge of industry trends, Lincoln believes each of the 25 dealerships, attracted within the first year, can process 10 secondary finance customers per month, totaling 120 per year. (240 X $1,361.60 = $326,784)

Over two years, projected gross interest revenue from each dealership would be $326,784. Projected gross revenues from 25 dealerships are approximated to be $8,169,600 over two years or $4,084,800 per year.

The approximate expenses for the 25 dealerships to cover the two year contracts are as follows:

Approximate capital required to fund 25 dealerships over a two year secondary financing agreement, based on previous listed projections is $3,000,000. Cost of money based on a 8% rate on $3,000,000 is $480,000 over the two year period. Estimated administrative expenses are $2,200,000. Miscellaneous expenses, to include a reserve account, are expected to be $975,000. Total expenses estimated to be $3,655,000, resulting in gross profit of $4,514,600.

Lincoln's strategy will allow it to rely on many small customers rather than on a few major customers.

MANAGEMENT

Identification of Directors:

Name	Age	Position Held with Company
Timothy L. Kuker	63	Director
Richard R. Cook	64	Director
Ronald S. Worl	44	Director
Steven G. Salmond	60	Director

Identification of Officers:

Name	Age	Position Held with Company
Timothy L. Kuker	63	President (CEO)
Richard R. Cook	64	Secretary
Ronald S. Worl	44	Vice President
Steven G. Salmond	60	Treasurer (CFO)

Officers of Lincoln serve at the will of the Board of Directors. Presently Lincoln has no employment contracts with any of its officers.

Brief biographies of the officers and directors of Lincoln are set forth below. Each director holds office until the next annual meeting or until his death, resignation, retirement, removal, disqualification or until a successor has been elected and qualified. Vacancies in the existing board are filled by a majority of the remaining directors.

None of the officers or directors hold directorships in any other Company.

None of the officers or directors have any experience in management of a public company.

None of the officers or directors have any experience in management of a company providing the services Lincoln proposes to offer.

Timothy L. Kuker - Mr. Kuker has extensive experience in different aspects of the financial services industry as well as the automotive sales industry. Mr. Kuker is the founder of T&J Auto Sales, Franklin, NC, and has owned and operated the business for over 20 years. In 1974 Mr. Kuker founded Underwriters Assurance Group, Inc. an Independent Property & Casualty Insurance Agency in Fort Wayne, IN. In 1983 Mr. Kuker acted as an independent Florida licensed mortgage broker arranging financing for residential and commercial borrowers and worked closely with several mortgage lenders. These two private ventures ended before 1990.

For the last 20 years Tim Kuker has devoted the majority of his time to T&J auto sales as an owner operator. Some of the duties include buying cars, floorplanning management, banking and cash flow management. Other duties include personnel management, reviewing accounts receivable and attending automobile seminars. In the past 5 years Mr. Kuker has purchased investment real estate and in 2008 has devoted time to Lincoln Floorplanning Co. Inc., in addition to operating T&J auto sales.

Mr. Kuker was the founder of Lincoln Floorplanning Co., Inc. For the past year he has organized the start-up, gathering qualified personnel, setting up department head, seeking and finding qualified Legal Counsel, CFO, accountant, Information Technology Officer and experienced automobile representatives with solid backgrounds in auto floorplanning, and in house financing. All the personnel agreed to put their time and efforts, which consisted of many hours for an interest in the company. Mr. Kuker, also attended shareholder and board meetings, and made numerous trips to N.C. for Company meetings.

Richard R. Cook - Mr. Cook is licensed to practice law in Florida, and is engaged in the practice of law. Mr. Cook has been a solo practitioner most of his legal career. Mr. Cook's law practice consists primarily of probate and securities work. He has practiced on a limited basis during the last four years. He holds an A.B. degree in Psychology from Indiana University, Bloomington, Indiana. Mr. Cook holds a J.D. degree in Law from Indiana University, Bloomington, Indiana.

Ronald S. Worl- Mr. Worl started as a Sales Manager with T&J Auto Sales in 1989. He became a part owner in 2007. Some of his responsibilities with T&J Auto Sales include banking, staff management, attending seminars, inventory management, integration of new softwares, and floorplan management. Mr. Worl was also the sole owner-operator of Forest Cove Motel and Cottages from 1993 to 2005.   Other then the operation of the motel, Mr. Worl has had no other employment than T&J Auto for the last 20 years.

Steven G. Salmond- Mr. Salmond has consulted small businesses on accounting and related systems including setup of accounting systems, transfer of accounting records to a new system, and training of staff in the new system. He has also in the private sector of accounting performed accounts receivable, accounts payable, payroll, general journal adjustments and prepared financial statements for both publicly and privately held companies. During the last five years Mr. Salmond has consulted with Water & Power Technologies, Inc. in Salt Lake City, Utah; Talisker in Park City, Utah; and United Park City Mines in Park City, Utah. Also, he has managed personnel in accounting departments as well as work under the management of accounting to perform the work to be completed. Mr. Salmond has experience in oil and gas, timber harvesting, mining, real estate development, water purification equipment manufacture and service, computer software training, marketing, and health spas. Mr. Salmond was an audit partner in a small accounting practice. He audited oil and gas, mining, health spas, printing, fast food and startup companies. Most of the audits were for publicly traded companies with some filing with the U.S. Securities and Exchange Commission. He graduated with a B.S. Degree in Accounting in 1975 from Weber State University located in Ogden, Utah.

EXECUTIVE COMPENSATION

Outstanding Equity Awards at Fiscal Year-End

The following table provides information for each of our named executive officers and directors as of the end of our last completed calendar year, December 31, 2008:

Summary Compensation Table

Name and Principal Position (a)	Timothy L. Kuker (1)	Richard R. Cook(2)	Ronald S. Worl(3)	Steven G. Salmond(4)
Year (b)	2008	2008	2008	2008
Salary ($) (c)	0	1,700	0	800
Bonus ($) (d)	0	0	0	0
Stock Awards ($) (e)	0	0	0	0
Option Awards ($) (f)	0	0	0	0
Non-equity Incentive Plan Compensation ($) (g)	0	0	0	0
Change in pension value and Non-Qualified deferred Compensation earnings ($)(h)	0	0	0	0
All other compensation ($)(i)	0	0	0	0
Total ($) (j)	0	1,700	0	800

There was no compensation paid to Officers in 2007.

(c) The named officers have elected to receive stock in lieu of cash payment for their services.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information for each of our named executive officers and directors as of the end of our last completed calendar year, December 31, 2008:

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Timothy L. Kuker (1)	0	0	0	0	0	0	0	0	0
Richard R. Cook (2)	0	0	0	0	0	0	0	0	0
Ronald S. Worl (3)	0	0	0	0	0	0	0	0	0
Steven G. Salmond (4)	0	0	0	0	0	0	0	0	0

There are no Option Awards or Stock Awards of any type granted or outstanding at the end of our last completed year, December 31, 2008. The stock that was paid to Richard R. Cook (1,700,000 shares) and Steven G. Salmond (800,000 shares) was for services only.

(1) President, Chief Executive Officer and Director   (2) Secretary and Director   (3) Vice President and Director

(4) Treasurer, Chief Financial Officer and Director

Director Compensation

The following table provides concerning the compensation of our directors as of the end of our last completed calendar year, December 31, 2008:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Timothy L. Kuker (1)	0	0	0	0	0	0	0
Richard R. Cook (2)	1,700	0	0	0	0	0	1,700
Ronald S. Worl (3)	0	0	0	0	0	0	0
Steven G. Salmond (4)	800	0	0	0	0	0	800

The amounts shown above are included in the Summary Compensation Table.

(1) President, Chief Executive Officer and Director   (2) Secretary and Director   (3) Vice President and Director

(4) Treasurer, Chief Financial Officer and Director

Employment Agreements

We do not currently have employment agreements with any of our employees.

The officers and directors have received Compensation or remuneration to date from Lincoln for serving in these positions, only in the form of stock issued to them, during the period ending December 31, 2008. They have also been reimbursed for out of pocket expenses.

Future salaries of the officers and directors will be set by the Board of Directors depending upon the financial condition of the Company, and may include bonuses, health insurance and other Compensation as the Board of Directors may award. Out-of-pocket expenses are defined as the monies expended on Behalf of the Company while engaged in Company Business such as travel expenses and items purchased for use by Lincoln.

PRINCIPAL SHAREHOLDERS:

Title of Class of Beneficial Owner	Name and Address	Amount and Nature of Beneficial Owner	Percent
Common stock	Kathleen A. Kuker (1) 100 Silver Beach Avenue Daytona Beach, FL 32118	2,000,000	30.05%
Common stock	Richard R. Cook 2253 River Ridge Road DeLand, FL 32720	1,700,000	25.54%
Common stock	Ronald S. Worl (1) P.O. Box 561 Franklin, NC 28744	1,500,000	22.53%
Common stock	Steven G. Salmond P.O. Box 128 Weston, CO 81091	$400,000	6.00%
Common stock	Jerome D. Mitchell 4082 Clocktower Dr. Port Orange, FL 32129	412,500	6.20%
Common stock	Jonathan Kuker (1) P.O. Box 1607 Franklin, NC 28744	150,000	2.25%
Common stock	Eric Kuker (1) 319 Harbor Pointe Drive, Apt. 5 Mt. Pleasant, SC 29464	50,000	0.75%

(1) See "Certain Relationships and Related Party Transactions

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Lincoln has not entered into any significant agreements other than the subscription agreements to sell its stock. Kathleen A. Kuker is the wife of Timothy L. Kuker. Timothy L. Kuker is the father of Jonathan Kuker and Eric Kuker. Ronald S. Worl is the father of Andrew Scott Worl and Michael Jacob Worl. Jennifer Taylor is the mother of Paige Lynette White. Donald Smith and Jennifer Taylor are employees of T&J Auto Sales.

LEGAL PROCEEDINGS

Lincoln is not involved in any litigation or any material legal proceeding. No Officer or Director is involved in any litigation or any material legal proceeding.

RECENT SALES OF UNREGISTERED SECURITIES

The authorized equity of Lincoln Floorplanning Co., Inc. consists of 100 million Shares, $.001 par value per share, of which 5,900,000 shares are issued and outstanding to officers and directors for cash and services rendered from inception (September 25, 2007) through December 31, 2008. During the year of 2008, 756,250 shares have been sold at $0.04 per share as shown below.

Sale of Investment Stock
Lincoln Floorplanning Co., Inc.

Stockholder Quantity	Date	Shares Issued	Unit Price	Amount Paid	Subscribed	Services
1	1/31/2008	2,000,000	$0.001	$ 1,112.50*	$ 887.50	
1	1/31/2008	1,700,000	$0.001	$ 0.00**		$1,700.00
1	1/31/2008	1,500,000	$0.001	$ 1,112.50*	$ 387.50	
1	1/31/2008	800,000	$0.001	$ 0.00**		$ 800.00
1	1/31/2008	50,000	$0.001	$ 50.00		
1	2/11/2008	150,000	$0.001	$ 150.00		
1	2/22/2008	25,000	$0.040	$ 1,000.00		
1	2/28/2008	50,000	$0.001	$ 50.00		
1	2/29/2008	6,250	$0.040	$ 250.00		
1	3/6/2008	25,000	$0.040	$ 1,000.00		
1	3/11/2008	12,500	$0.040	$ 500.00		
1	3/12/2008	50,000	$0.001	$ 50.00		
1	4/10/2008	6,250	$0.040	$ 250.00		
1	4/14/2008	6,250	$0.040	$ 250.00		
1	4/16/2008	6,250	$0.040	$ 250.00		
1	5/16/2008	12,500	$0.040	$ 500.00		
2	5/19/2008	25,000	$0.040	$ 1,000.00		
1	5/22/2008	6,250	$0.040	$ 250.00		
1	5/23/2008	6,250	$0.040	$ 250.00		
1	7/25/2008	6,250	$0.040	$ 250.00		

```
1    8/1/2008      12,500     $0.040 $    500.00
0    9/5/2008    (400,000)    $0.009 ($3,500.00)
0    9/5/2008     400,000     $0.040 $16,000.00
2    9/17/2008     25,000     $0.040 $ 1,000.00
1    10/8/2008      6,250     $0.040 $     0.00***              $   250.00
1    10/22/2008     6,250     $0.040 $   250.00
1    10/22/2008     6,250     $0.040 $   250.00
1    10/23/2008    37,500     $0.040 $ 1,500.00
1    10/23/2008    12,500     $0.040 $   500.00
1    10/23/2008    12,500     $0.040 $   500.00
1    10/24/2008    37,500     $0.040 $     0.00***              $1,500.00
1    10/24/2008     6,250     $0.040 $   250.00
1    10/28/2008     6,250     $0.040 $   250.00
1    10/28/2008     6,250     $0.040 $   250.00
1    10/28/2008     6,250     $0.040 $   250.00
1    10/28/2008     6,250     $0.040 $   250.00
1    11/29/2008    12,500     $0.040 $   500.00
1    11/29/2008    12,500     $0.040 $   500.00
38                6,656,250          $27,525.00   $1,275.00    $4,250.00
0                                    $ 1,275.00(a)   (a)          (b)
0                                    $ 4,250.00(b)
38    Total Common Stock/Additional Cap$33,050.00
```

* Insider Stock issued partially with cash paid and balance in stock subscription receivable.
** Insider stock issued for services rendered.
*** Stock issued for services rendered.

Timothy L. Kuker (stock issued to his wife Kathleen Kuker), Steven Salmond, Ronald Worl, Donald Smith, Richard Cook, Jennifer Taylor, Eric Kuker and Jonathan Kuker subscribed to their stock in 2007 and were accounted for(see financials) as issued on the date subscribed. The stock certificates evidencing ownership were not issued until 2008. All stock sales shown on this chart are listed on the date the stock certificates were issued on the date payment checks were deposited into Lincoln's bank account.

Such shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act or under regulation D rule 504. All of the purchasers were officers, directors or persons personally known to the officers or directors.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

There is no statute, charter provision, by-law, contract or other arrangement under which any controlling person, director or officer of the registrant is insured or indemnified in any manner against liability which he may incur in his capacity as such, other than:

Article V of the Articles of Incorporation States:

ARTICLE V. LIABILITY OF DIRECTORS AND OFFICERS

The directors of this corporation are not personally liable to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer. However, such limitation of liability does not eliminate or limit the liability of a director or officer for: (a) Acts or omissions which involve intentional misconduct, fraud or violation of the law or, (b) the payment of dividends in violation of NRS 78.30.

The Pertinent Part of Nevada Revised Statutes States

NRS 78.7502   Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.
1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:
> (a)Is not liable pursuant to NRS 78.138; or
> (b)Acted in good faith and in a manner which he
>   reasonably believed to be in or not opposed to the
>   best interests of the corporation, and, with respect
>   to any criminal action or proceeding, had no
>   reasonable cause to believe his conduct was unlawful.
The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.
2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the

fact that he is or was a director, officer, employee or agent of
the corporation, or is or was serving at the request of the
corporation as a director, officer, employee or agent of another
corporation, partnership, joint venture, trust or other
enterprise against expenses, including amounts paid in
settlement and attorneys' fees actually and reasonably incurred
by him in connection with the defense or settlement of the
action or suit if he:

     (a)Is not liable pursuant to NRS 78.138; or
     (b)Acted in good faith and in a manner which he
     reasonably believed to be in or not opposed to the
     best interests of the corporation.

Indemnification may not be made for any claim, issue or matter
as to which such a person has been adjudged by a court of
competent jurisdiction, after exhaustion of all appeals
therefrom, to be liable to the corporation or for amounts paid
in settlement to the corporation, unless and only to the extent
that the court in which the action or suit was brought or other
court of competent jurisdiction determines upon application that
in view of all the circumstances of the case, the person is
fairly and reasonably entitled to indemnity for such expenses as
the court deems proper.
3. To the extent that a director, officer, employee or agent of
a corporation has been successful on the merits or otherwise in
defense of any action, suit or proceeding referred to in
subsections 1 and 2, or in defense of any claim, issue or matter
therein, the corporation shall indemnify him against expenses,
including attorneys' fees, actually and reasonably incurred by
him in connection with the defense.

    (Added to NRS by 1997, 694; A 2001, 3175)
    NRS 78.751   Authorization required for discretionary
    indemnification; advancement of expenses; limitation on
    indemnification and advancement of expenses.
1. Any discretionary indemnification pursuant to NRS 78.7502,
unless ordered by a court or advanced pursuant to subsection 2,
may be made by the corporation only as authorized in the
specific case upon a determination that indemnification of the
director, officer, employee or agent is proper in the
circumstances. The determination must be made:

     (a)By the stockholders;
     (b)By the board of directors by majority vote of a
     quorum consisting of directors who were not parties to
     the action, suit or proceeding;
     (c)If a majority vote of a quorum consisting of
     directors who were not parties to the action, suit or
     proceeding so orders, by independent legal counsel in

a written opinion; or

(d)If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

3. The indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to this section:

(a)Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b)Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

(Added to NRS by 1969, 118; A 1987, 83; 1993, 976; 1997, 706; 2001, 1377, 3199)

SECURITIES AND EXCHANGE COMMISSION INDEMNIFICATION DISCLOSURE

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Lincoln is bearing the costs of issuance and distribution of the shares being sold in this registration statement. Lincoln estimates the costs for the transfer agent to range between $2,000 and $3,000. It is also customary for broker dealers to charge a fee to sell the stock Lincoln is offering. Lincoln has projected this cost to be $200,000 (See Use of Proceeds). In Management's opinion, no other expenses are estimated to be incurred.

[Intentionally left blank]

INDEX TO FINANCIAL STATEMENTS   **PAGE**

Unaudited Financial Statements:

Audited Financial Statements:

Lincoln Floorplanning Co., Inc.
[A Development Stage Company]
Balance Sheets
March 31, 2009 [Unaudited] and December 31, 2008

	2009	2008
ASSETS	[Unaudited]	
Current Assets:		
Cash in Bank	$ 737	$ 7,546
Notes Receivable - Related Party	-	4,030
Interest Receivable - Related Party	-	98
Prepaid Expenses - Related Party	6,800	6,800
Total Current Assets	7,537	18,474
Other Assets:		
Computer software less accumulated depreciation of $250 in 2009 and $125 in 2008	1,250	1,375
TOTAL ASSETS	$ 8,787	$ 19,849
LIABILITIES & STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 16	$ 1,544
Accrued Interest Payable - Related Party	-	108
Note Payable - Related Party	-	5,000
Total Current Liabilities	16	6,652
Stockholders' Equity:		
Common Stock @ $.001 Par Value, 100,000,000 Authorized, 6,656,250 issued at 2009 and 2008, respectively	6,656	6,656
Additional Paid-in Capital	26,394	26,394
Subscription Receivable	-	(1,275)
Accumulated Losses during Development Stage	(24,279)	(18,578)
Total Equity	8,771	13,197
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 8,787	$ 19,849

See accompanying notes to financial statements.

Lincoln Floorplanning Co., Inc.
[A Development Stage Company]
Statements of Operations
From Inception [September 25, 2007] through March 31, 2009
[Unaudited]

	Quarter Ended March 31, 2009	Quarter Ended March 31, 2008	From Inception through March 31, 2009
Income:			
Interest Income, including $916 from a Related Party	$ 161	$ -	$ 1,131
Services Income, including $1,078 from a Related Party	406	-	1,570
Total Income	567	-	2,701
Expense:			
Automobile Expense	-	-	159
Bank Service Charges	58	-	116
Business Licenses and Permits	-	699	1,179
Computer and Internet Expenses	-	-	247
Depreciation Expense	125	-	250
Filing Fees	-	-	125
Interest Expense	112	-	522
Meals and Entertainment	11	-	500
Office Supplies	685	41	2,086
Postage and Delivery	130	161	632
Printing and Reproduction	67	489	716
Professional Fees, including $3,700 to Related Parties	4,800	2,550	19,151
Rent Expense- Related Party	-	-	850
Telephone Expense to Related Party	280	-	350
Travel Expense	-	97	97
Total Expense	6,268	4,037	26,980
Net Loss	$ (5,701)	$ (4,037)	$ (24,279)
Loss Per Share:			
Weighted Average Shares Outstanding	6,656,250	6,347,985	5,527,509
Loss Per Share	$ (0.00)	$ (0.00)	$ (0.00)

See accompanying notes to financial statements.

Lincoln Floorplanning Co., Inc.
[A Development Stage Company]
Statement of Stockholders' Equity
From Inception [September 25, 2007] through March 31, 2009 [Unaudited]

	Date	Shares Issued / to be Issued	Par Value	Additional Paid-in Capital	Common Stock Subscribed Receivable	Accumulated Deficit during Development Stage	Total Stockholders' Equity
Beginning Balances, September 25, 2007		-	$ -	$ -	$ -	$ -	$ -
Shares subscribed for cash at $0.001 per share by 2 insiders	September through December-2007	2,225,000	2,225	-	-	-	2,225
Shares subscribed at $0.001 from insiders		4,075,000	4,075	-	(4,075)	-	-
Net loss for period ended December 31, 2007		-	-	-	-	(752)	(752)
Ending Balances, December 31, 2007		6,300,000	6,300	-	(4,075)	(752)	1,473
Payment of subscription with cash by 3 insiders	February through March-2008	-	-	-	250	-	250
Payment of subscription with services from 2 insiders	January-2008	-	-	-	2,500	-	2,500
Shares subscribed for cash at $0.040 by 2 persons	February-2008	31,250	31	1,219	-	-	1,250
Shares subscribed for cash at $0.040 by 2 persons	March-2008	37,500	38	1,462	-	-	1,500
Shares subscribed for cash at $0.040 by 3 persons	April-2008	18,750	19	731	-	-	750
Shares subscribed for cash at $0.040 by 5 persons	May-2008	50,000	50	1,950	-	-	2,000
Shares subscribed for cash at $0.040 by 1 person	July-2008	6,250	6	244	-	-	250
Shares subscribed for cash at $0.040 by 1 person	August-2008	12,500	12	488	-	-	500
Shares subscribed for cash at $0.040 by 2 persons	September-2008	25,000	25	975	-	-	1,000
Purchase of 1 insider's shares for cash	September-2008	(400,000)	(400)	(3,100)	-	-	(3,500)
Sale of treasury shares for cash to 1 person	September-2008	400,000	400	15,600	-	-	16,000
Shares subscribed for cash at $0.040 by 10 persons	October-2008	106,250	106	4,144	-	-	4,250
Shares subscribed for services from 2 persons	October-2008	43,750	44	1,706	-	-	1,750
Shares subscribed for cash at $0.040 by 2 persons	November-2008	25,000	25	975	-	-	1,000
Payment of subscription with cash by 1 insider	December-2008	-	-	-	50	-	50
Net loss for the year ended December 31, 2008		-	-	-	-	(17,826)	(17,826)
Ending Balances, December 31, 2008		6,656,250	6,656	26,394	(1,275)	(18,578)	13,197
Payment of subscription with cash by 2 insiders [Unaudited]	March-2009	-	-	-	1,275	-	1,275
Net loss for the period ended March 31, 2009 [Unaudited]		-	-	-	-	(5,701)	(5,701)
Ending Balances, March 31, 2009 [Unaudited]		6,656,250	$ 6,656	$ 26,394	$ -	$ (24,279)	$ 8,771

See accompanying notes to financial statements.

Lincoln Floorplanning Co., Inc.
[A Development Stage Company]
Statements of Cash Flow
From Inception [September 25, 2007] through March 31, 2009

[Unaudited]	Quarter Ended March 31, 2009	Quarter Ended March 31, 2008	From Inception through March 31, 2009
OPERATING ACTIVITIES:			
Net Loss	$ (5,701)	$ (4,037)	$ (24,279)
Add non-cash expenses to Net Loss:			
Depreciation Expense	125	-	250
Common Stock Issued for Services	-	2,750	2,750
Adjustments to reconcile Net Loss			
to net cash used by operations:			
Notes Receivable	4,030	(201)	-
Interest Receivable	98	-	-
Prepaid Expenses	-	-	(6,800)
Accounts Payable	(1,528)	-	16
Accrued Interest Payable	(108)	-	-
Net cash used by Operating Activities	(3,084)	(1,488)	(28,063)
FINANCING ACTIVITIES:			
Proceeds from Notes Payable	-	-	17,400
Payments on Notes Payable	(5,000)		(17,400)
Common Stock for Cash, net	1,275	2,800	28,800
Net cash provided by Financing Activities	(3,725)	2,800	28,800
Net cash increase for period	(6,809)	1,312	737
Cash at beginning of period	7,546	1,473	-
Cash at end of period	$ 737	$ 2,785	$ 737
SUPPLEMENTAL INFORMATION:			
Cash Paid for Interest	$ 112	$ -	$ 414
Non-Cash Investing Financing Transactions -			
Stock Issued for Computer Software	$ -	$ -	$ 1,500

See accompanying notes to financial statements.

LINCOLN FLOORPLANNING CO., INC.
[A Development Stage Company]
Notes to Financial Statements
March 31, 2009 [Unaudited] and December 31, 2008

NOTE 1 – ORGANIZATION

Organization and Line of Business:

Lincoln Floorplanning Co., Inc. (the "Company") is currently a developmental stage company under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 7 and was incorporated under the laws of the State of Nevada on September 25, 2007. Through a combination of the private placement of its equity securities or the public sales of equity securities. Current management is willing and able to supplement capital raised in this public offering with additional investment.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation/Going Concern:
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has no established source of revenue. This matter raises substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:

Management intends to raise financing through a combination of the private placement of its equity securities or the public sales of equity securities. Current management is willing and able to supplement capital raised in this public offering with additional investment. Management has tested floor planning for small used automobile dealers. These tests worked to management's satisfaction.

Loans, Interest Income and Allowance for Loan Losses

The Company will originate floor plan financing loans for used vehicle dealerships. Floor plan loans receivable will be collateralized by used vehicle inventory. The Company also plans

43

to originate consumer vehicle loans ranging from six to 24 months to customers of the used vehicle dealerships which will be secured by vehicles.

Fees received and direct costs incurred for the origination of the loans will be deferred and amortized to income over the life of the loans. Unamortized amounts will be recognized into income at the time loans are renewed or paid in full.

Loans will be carried at the gross amount outstanding, reduced by unearned interest, net deferred origination fees and direct costs, and an allowance for loan losses. Interest on floor plan loans will be recognized as earned under the accrual method and interest on consumer loans will be calculated and recognized using methods such as Rule of 78s and the collection method which will not differ materially from the interest method, which is an accrual method for recognizing revenue. Charges for late payments will be credited to income when collected.

The Company will maintain an allowance for loan losses in an amount that is adequate to cover losses inherent in the portfolio. The Company will charge against current earnings as a provision for loan losses, amounts added to the allowance to maintain it at levels expected to cover probable losses of principal. When establishing the allowance for loan losses, the Company will take into consideration the growth of the loan portfolio, the mix of the loan portfolio, current levels of charge-offs, current levels of delinquencies, and current economic factors.

The Company will take steps to repossess a vehicle when the customer becomes delinquent in his or her payment and collection of future payments is not probable. The fair value of the reposed vehicle will be charged as a reduction of the gross loan receivable.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles require Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Fair Value of Financial Instruments:

The estimated fair values of all financial instruments, none of which are held for trading purposes, approximate their carrying value because of the short term maturity of these instruments or the stated interest rates are indicative of market interest rates.

Income Taxes:

The Company follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. The Company has approximately $24,000 in net operating losses as of March 31, 2009, and a valuation allowance equal to the tax benefit of the accumulated net operating losses has been established since it is uncertain that future taxable income will be realized during the applicable carry-forward periods.

The Company applies the provisions of FASB, Interpretation No. 48, or FIN 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109." FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

"When applicable, the Company will include interest and penalties related to uncertain tax positions in income tax expense."

Basic and Diluted Income/(Loss) Per Share:

In accordance with SFAS No. 128, "Earnings Per Share," the basic income/(loss) per common share is computed by dividing net income/(loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted income per common share is computed similar to basic income per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. The loss per share amounts and related shares outstanding for both the basic and diluted are approximately the same therefore only one set calculations are presented. The Company had no stock options, warrants, or any other potentially dilutive instruments at March 31, 2009 [unaudited] or December 31, 2008.

Revenue Recognition:

Revenue is recognized in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements".

Impairment of Long-lived and Intangible Assets:

The Company will make reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable when these asset types are acquired. Under SFAS No. 121, an impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Company to date. The computer software of $1,500 is being amortized over thirty-six (36) months with recorded accumulated depreciation of $250 on March 31, 2009 [unaudited] and $125 on December 31, 2008.

Cash:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment:

Property and equipment is carried at cost less accumulated depreciation. Expenditures that extend the life of the asset are capitalized. Other expenditures for repairs and maintenance are charged to expense as incurred.

Concentration of Credit Risk:

The Company's financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash. During the periods presented, the Company did not maintain cash deposits at financial institutions in excess of the $250,000 limit covered by the Federal Deposit Insurance Corporation.

Stock-Based Compensation:

The Company accounts for stock issued to employees, officers, and directors in accordance with SFAS No. 123(R), Accounting for Stock-Based Compensation beginning with the Company's first quarter of 1996, which generally requires all stock-based payments, including grants of employee stock options, to be recognized in the financial statements based on their fair values.

Comprehensive Income (Loss):

SFAS No. 130, "Reporting Comprehensive Income", establishes guidelines for all items are to be recognized under accounting standards as components of comprehensive income to be reported in the financial statements. To date, the Company has not engaged in transactions which would result in any significant difference between its reported net income (loss) and comprehensive net income (loss) as defined in the statement.

Recent Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations". This statement replaces SFAS No. 141 and defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141 (revised 2007) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquired at the acquisition date, measured at their fair values as of that date. SFAS 141 (revised 2007) also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement had no effect on the Company's financial statements.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements Liabilities -an Amendment of ARB No. 51". This statement amends ARB 51 to establish accounting and reporting standards for the Non-controlling interest in a subsidiary and for the consolidation of a subsidiary. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement had no effect on the Company's financial statements.

NOTE 3 – STOCKHOLDERS' EQUITY

The Company has issued 6,300,000 shares of its common stock as founder shares, for a total consideration of $6,300 at $0.001 per share. The total consideration of $6,300 received through March 31, 2009 [unaudited], included services valued at $2,500.

The Company has issued an offering memorandum for 1,250,000 shares of authorized unissued stock through December 31, 2008 under Rule 504 of the United States Securities Commission's rules and regulations to be sold at $0.040 per share in blocks of 200 units consisting of 6,250 shares per unit. The Company has sold to outsiders 356,250 shares at $0.040 per share totaling $14,250 with $12,500 in cash and $1,750 in services received.

NOTE 4 – FILING WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION

The Company is currently in the process of filing with the U.S. Securities and Exchange Commission two forms to become public and sell shares to the public. The Company is filing a Form 10 under the Securities and Exchange Act of 1934 to start reporting its operations. In conjunction with the Form 10, the Company is filing an S-1 under the Securities and Exchange Act of 1933 to sell its shares to the public. The plan is for the Company to sell 4,000,000 authorized yet unissued shares of stock and existing shareholders to sell 1,061,000 shares of stock totaling 5,061,000 shares sold to the public at $0.50 per share. The costs for this offering is estimated to be less than $1,000.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has a customer, a used car dealership, which is owned and operated by two officers. This customer has been used to test the operation of the products being offered by the Company. During 2008, the Company loaned a total of $11,300 to this related party of which $4,030 is outstanding at December 31, 2008 and earned $1,427 of revenue from services provided through December 31, 2008. During 2009 the outstanding balance was paid and earned an additional $567 [unaudited] of revenue from services provided through March 31, 2009. The outstanding balance is due within 120 days, bears interest at 2% per month and is collateralized by vehicles.

Related party note payable totaling $5,000 at December 31, 2008 is interest bearing at twelve (12%) percent per annum and due upon demand. At December 31, 2008, $108 accrued interest expense and payable has been recorded. At March 31, 2009, the note payable was paid and $112 [unaudited] interest expense for total of $220 [unaudited] interest paid on the $5,000 note payable.

Two officers of the Company have provided professional services for legal and accounting in the amount of $2,500. Also, an officer sold 400,000 shares of stock to the Company for $3,500, which the Company sold to an existing shareholder for $16,000. This shareholder has been hired to be corporate counsel and received a retainer deposit of $8,000 as prepayment for services of which $1,200 in legal services has been incurred as of December 31, 2008. The Company also sublets office space from this stockholder on a month-to-month basis and as of December 31, 2008 has paid $850 for rent and $70 for telephone service. As of March 31, 2009 the Company has paid an additional $280 [unaudited] for telephone service.

[Intentionally left blank]

INDEPEDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Lincoln Floorplanning Co., Inc.
Daytona Beach, FL

We have audited the accompanying balance sheets of Lincoln Floorplanning Co., Inc. (a development stage company) as of December 31, 2008 and 2007, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2008 and for the periods from inception, September 25, 2007, through December 31, 2007 and 2008. Lincoln Floorplanning Co., Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Floorplanning Co., Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year ended December 31, 2008 and for the periods from inception, September 25, 2007, through December 31, 2007 and 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 2 to the financial statements, the Company is in the development stage and has no established source of revenue. Those conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Berman Hopkins Wright & LaHam, CPAs and Associates, LLP

Winter Park, FL
April 17, 2009

Lincoln Floorplanning Co., Inc.
[*A Development Stage Company*]
Balance Sheets
December 31, 2008 and 2007

	2008	2007
ASSETS		
Current Assets:		
Cash in Bank	$ 7,546	$ 1,473
Notes Receivable - Related Party	4,030	-
Interest Receivable - Related Party	98	-
Prepaid Expenses - Related Party	6,800	-
Total Current Assets	18,474	1,473
Other Assets:		
Computer software less accumulated depreciation of $125 in 2008 and $-0- in 2007	1,375	-
TOTAL ASSETS	**$ 19,849**	**$ 1,473**
LIABILITIES & STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 1,544	$ -
Accrued Inerest Payable - Related Party	108	-
Note Payable - Related Party	5,000	
Total Current Liabilities	6,652	
Stockholders' Equity:		
Common Stock @ $.001 Par Value, 100,000,000 authorized, 6,656,250 and 6,300,000 issued at 2008 and 2007, respectively	6,656	6,300
Additional Paid-in Capital	26,394	-
Subscription Receivable	(1,275)	(4,075)
Accumulated Losses during Development Stage	(18,578)	(752)
Total Equity	13,197	1,473
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$ 19,849**	**$ 1,473**

See accompanying notes to financial statements.

Lincoln Floorplanning Co., Inc.
[*A Development Stage Company*]
Statements of Operations
From Inception [*September 25, 2007*] through December 31, 2008

	Year Ended December 31, 2008	From Inception through	
		December 31, 2007	December 31, 2008
Income:			
Interest Income, including $755 from a Related Party	$ 970	$ -	$ 970
Services Income, including $672 from a Related Party	1,164		1,164
Total Income	2,134		2,134
Expense:			
Automobile Expense	159	-	159
Bank Service Charges	58	-	58
Business Licenses and Permits	1,179	-	1,179
Computer and Internet Expenses	247	-	247
Depreciatiin Expense	125	-	125
Filing Fees	125	-	125
Interest Expense	410	-	410
Meals and Entertainment	489	-	489
Office Supplies	1,287	114	1,401
Postage and Delivery	489	13	502
Printing and Reproduction	649	-	649
Professional Fees, including $3,700 to Related Parties	13,726	625	14,351
Rent Expense- Related Party	850	-	850
Telephone Expense to Related Party	70	-	70
Travel Expense	97	-	97
Total Expense	19,960	752	20,712
Net Loss	$ (17,826)	$ (752)	$ (18,578)
Loss Per Share:			
Weighted Average Shares Outstanding	6,483,974	1,089,691	5,316,901
Loss Per Share	$ (0.00)	$ (0.00)	$ (0.00)

See accompanying notes to financial statements.

Lincoln Floorplanning Co., Inc.
[*A Development Stage Company*]
Statement of Stockholders' Equity
From Inception [*September 25, 2007*] through December 31, 2008

	Date	Shares Issued / to be Issued	Par Value	Additional Paid-in Capital	Common Stock Subscribed Receivable	Accumulated Deficit during Development Stage	Total Stockholders' Equity
Beginning Balances, September 25, 2007		-	$ -	$ -	$ -	$ -	$ -
Shares subscribed for cash at $0.001 per share by 2 insiders	September through December-2007	2,225,000	2,225	-	-	-	2,225
Shares subscribed at $0.001 from insiders		4,075,000	4,075	-	(4,075)	-	-
Net loss for period ended December 31, 2007		-	-	-	-	(752)	(752)
Ending Balances, December 31, 2007		6,300,000	6,300	-	(4,075)	(752)	1,473
Payment of subscription with cash by 3 insiders	February through March-2008	-	-	-	250	-	250
Payment of subscription with services from 2 insiders	January-2008	-	-	-	2,500	-	2,500
Shares subscribed for cash at $0.040 by 2 persons	February-2008	31,250	31	1,219	-	-	1,250
Shares subscribed for cash at $0.040 by 2 persons	March-2008	37,500	38	1,462	-	-	1,500
Shares subscribed for cash at $0.040 by 3 persons	April-2008	18,750	19	731	-	-	750
Shares subscribed for cash at $0.040 by 5 persons	May-2008	50,000	50	1,950	-	-	2,000
Shares subscribed for cash at $0.040 by 1 person	July-2008	6,250	6	244	-	-	250
Shares subscribed for cash at $0.040 by 1 person	August-2008	12,500	12	488	-	-	500
Shares subscribed for cash at $0.040 by 2 persons	September-2008	25,000	25	975	-	-	1,000
Purchase of 1 insider's shares for cash	September-2008	(400,000)	(400)	(3,100)	-	-	(3,500)
Sale of treasury shares for cash to 1 person	September-2008	400,000	400	15,600	-	-	16,000
Shares subscribed for cash at $0.040 by 10 persons	October-2008	106,250	106	4,144	-	-	4,250
Shares subscribed for services from 2 persons	October-2008	43,750	44	1,706	-	-	1,750
Shares subscribed for cash at $0.040 by 2 persons	November-2008	25,000	25	975	-	-	1,000
Payment of subscription with cash by 1 insider	December-2008	-	-	-	50	-	50
Net loss for the year ended December 31, 2008		-	-	-	-	(17,826)	(17,826)
Ending Balances, December 31, 2008		6,656,250	$ 6,656	$ 26,394	$ (1,275)	$ (18,578)	$ 13,197

See accompanying notes to financial statements.

Lincoln Floorplanning Co., Inc.

[*A Development Stage Company*]

Statements of Cash Flow

From Inception [*September 25, 2007*] through December 31, 2008

	Year Ended December 31, 2008	From Inception through December 31, 2007	December 31, 2008
OPERATING ACTIVITIES:			
Net Loss	$ (17,826)	$ (752)	$ (18,578)
Add non-cash expenses to Net Loss:			
Depreciation Expense	125	-	125
Common Stock Issued for Services	2,750	-	2,750
Adjustments to reconcile Net Loss to net cash used by operations:			
Notes Receivable	(4,030)	-	(4,030)
Interest Receivable	(98)	-	(98)
Prepaid Expenses	(6,800)	-	(6,800)
Accounts Payable	1,544	-	1,544
Accrued Interest Payable	108	-	108
Net cash used by Operating Activities	(24,227)	(752)	(24,979)
FINANCING ACTIVITIES:			
Proceeds from Notes Payable	17,400	-	17,400
Payments on Notes Payable	(12,400)		(12,400)
Common Stock for Cash, net	25,300	2,225	27,525
Net cash provided by Financing Activities	30,300	2,225	32,525
Net cash increase for period	6,073	1,473	7,546
Cash at beginning of period	1,473	-	-
Cash at end of period	**$ 7,546**	**$ 1,473**	**$ 7,546**
SUPPLEMENTAL INFORMATION:			
Cash Paid for Interest	$ 302	$ -	$ 302
Non-Cash Investing Financing Transactions - Stock Issued for Computer Software	$ 1,500	$ -	$ 1,500

See accompanying notes to financial Statements.

LINCOLN FLOORPLANNING CO., INC.
[A Development Stage Company]
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 1 - ORGANIZATION

Organization and Line of Business:

Lincoln Floorplanning Co., Inc. (the “Company”) is currently a developmental stage company under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 7 and was incorporated under the laws of the State of Nevada on September 25, 2007. The Company plans to raise capital that is intended to be used in connection with its business plan. Through a combination of the private placement of its equity securities or the public sales of equity securities. Current management is willing and able to supplement capital raised in this public offering with additional investment.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation/Going Concern:

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has no established source of revenue. This matter raises substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:

Management intends to raise financing through a combination of the private placement of its equity securities or the public sales of equity securities. Current management is willing and able to supplement capital raised in this public offering with additional investment. Management has tested floor planning for small used

automobile dealers.   These tests worked to management's satisfaction.

Loans, Interest Income and Allowance for Loan Losses

The Company will originate floor plan financing loans for used vehicle dealerships. Floor plan loans Receivable will collateralized by used vehicle Inventory. The Company also plans to originate consumer vehicle loans ranging from six to 24 months to customers of the used vehicle dealerships which will be secured by vehicles.

Fees received and direct costs incurred for the origination of the loans will be deferred and amortized to income over the life of the loans. Unamortized amounts will be recognized into income at the time loans are renewed or paid in full.

Loans will be carried at the gross amount outstanding, reduced by unearned interest, net deferred origination fees and direct costs, and an allowance for loan losses. Interest on floor plan loans will be recognized as earned under the accrual method and interest on consumer loans will be calculated and recognized using methods such as Rule of 78s and the collection method which will not differ materially from the interest method, which is an accrual method for recognizing revenue. Charges for late payments will be credited to income when collected.

The Company will maintain an allowance for loan losses in an amount that is adequate to cover losses inherent in the portfolio. The Company will charge against current earnings as a provision for loan losses, amounts added to the allowance to maintain it at levels expected to cover probable losses of principal. When establishing the allowance for loan losses, the Company will take into consideration the growth of the loan portfolio, the mix of the loan portfolio, current levels of charge-offs, current levels of delinquencies, and current economic factors.

The Company will take steps to repossess a vehicle when the customer becomes delinquent in his or her payment and collection of future payments is not probable. The fair value of the reposed vehicle will be charged as a reduction of the gross loan receivable.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles require Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Fair Value of Financial Instruments:

The estimated fair values of all financial instruments, none of which are held for trading purposes, approximate their carrying value because of the short term maturity of these instruments or the stated interest rates are indicative of market interest rates.

Income Taxes:

The Company follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. The Company has approximately $19,000 in net operating losses as of December 31, 2008, and a valuation allowance equal to the tax benefit of the accumulated net operating losses has been established since it is uncertain that future taxable income will be realized during the applicable carry-forward periods.

The Company applies the provisions of FASB, Interpretation No. 48, or FIN 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109." FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.

The amount recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

"When applicable, the Company will include interest and penalties related to uncertain tax positions in income tax expense."

Basic and Diluted Income/(Loss) Per Share:

In accordance with SFAS No. 128, "Earnings Per Share," the basic income/(loss) per common share is computed by dividing net income/(loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted income per common share is computed similar to basic income per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. The loss per share amounts and related shares outstanding for both the basic and diluted are approximately the same therefore only one set calculations are presented. The Company had no stock options, warrants, or any other potentially dilutive instruments at December 31, 2008 or December 31, 2007.

Revenue Recognition:

Revenue is recognized in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements".

Impairment of Long-lived and Intangible Assets:

The Company will make reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable when these asset types are acquired. Under SFAS No. 121, an impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Company to date. The computer software of $1,500 is being amortized over thirty-six (36) months with recorded accumulated depreciation of $125 in 2008 and $-0- in 2007.

Cash:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment:

Property and equipment is carried at cost less accumulated depreciation. Expenditures that extend the life of the asset are capitalized. Other expenditures for repairs and maintenance are charged to expense as incurred.

Concentration of Credit Risk:

The Company's financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash. During the periods presented, the Company did not maintain cash deposits at financial institutions in excess of the $100,000 (subsequently increased to $250,000) limit covered by the Federal Deposit Insurance Corporation.

Stock-Based Compensation:

The Company accounts for stock issued to employees, officers, and directors in accordance with SFAS No. 123(R), Accounting for Stock-Based Compensation beginning with the Company's first quarter of 1996, which generally requires all stock-based payments, including grants of employee stock options, to be recognized in the financial statements based on their fair values.

Comprehensive Income (Loss):

SFAS No. 130, "Reporting Comprehensive Income", establishes guidelines for all items are to be recognized under accounting standards as components of comprehensive income to be reported in the financial statements. To date, the Company has not engaged in transactions which would result in any significant difference between its reported net income (loss) and comprehensive net income (loss) as defined in the statement.

Recent Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations". This statement replaces SFAS No. 141 and defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141 (revised 2007) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquired at the acquisition date, measured at their fair values as of that date. SFAS 141 (revised 2007) also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements Liabilities -an Amendment of ARB No. 51". This statement amends ARB 51 to establish accounting and reporting standards for the Non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

NOTE 3 – STOCKHOLDERS' EQUITY

The Company has issued 6,300,000 shares of its common stock as founder shares, for a total consideration of $5,025 with commitment to pay for the balance of 1,275,000 additional shares at $0.001 per share for $1,275. This stock subscription has been paid subsequent to December 31, 2008. The total consideration of $5,025 received through December 31, 2008, included services valued at $2,500.

The Company has issued an offering memorandum for 1,250,000 shares of authorized unissued stock through December 31, 2008 under Rule 504 of the United States Securities Commission's rules and regulations to be sold at $0.040 per share in blocks of 200 units consisting of 6,250 shares per unit. The Company has sold to outsiders 356,250 shares at $0.040 per share totaling $14,250 with $12,500 in cash and $1,750 in services received.

NOTE 4 - FILING WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION

The Company is currently in the process of filing with the U.S. Securities and Exchange Commission two forms to become public and sell shares to the public. The Company is filing a Form 10 under the Securities and Exchange Act of 1934 to start reporting its operations. In conjunction with the Form 10, the Company is filing an S-1 under the Securities and Exchange Act of 1933 to sell its shares to the public. The plan is for the Company to sell 4,000,000 authorized yet unissued shares of stock and existing shareholders to sell 1,061,000 shares of stock totaling 5,061,000 shares sold to the public at $0.50 per share. The cost for this offering is estimated to be less than $1,000.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has a customer, a used car dealership, which is owned and operated by two officers. This customer has been used to test the operation of the products being offered by the Company. During 2008, the Company loaned a total of $11,300 to this related party of which $4,030 is outstanding at December 31, 2008 and earned $1,427 of revenue from services provided through December 31, 2008. The outstanding balance is due within 120 days, bears interest at 2% per month and is collateralized by vehicles.

Related party note payable totaling $5,000 at December 31, 2008 is interest bearing at twelve (12%) percent per annum and due upon demand. At December 31, 2008, $108 accrued interest expense and payable has been recorded.

Two officers of the Company have provided professional services for legal and accounting in the amount of $2,500. Also, an officer sold 400,000 shares of stock to the Company for $3,500, which the Company sold to an existing shareholder for $16,000. This shareholder has been hired to be corporate counsel and received a retainer deposit of $8,000 as prepayment for services of which $1,200 in legal services has been incurred as of December 31, 2008. The Company also sublets office space from this stockholder on a month-to-month basis and as of December 31, 2008 has paid $850 for rent and $70 for telephone service.

[Intentionally left blank]

RICHARD R. COOK

cookrr@cfl.rr.com **Attorney at Law** 386 734 1116

2253 River Ridge Road
DeLand, FL 32720

June 22, 2009

Lincoln Floorplanning Co., Inc.
1326 South Ridgewood Avenue, Suite 8B
Daytona Beach, FL 32114

Re: Registration Statement on Form S-1/A

Ladies and Gentlemen:

I have acted as counsel to LINCOLN FLOORPLANNING CO., INC. (the “Company”) in connection with the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) as of the date of this opinion under the Securities Act of 1933, as amended (the “Act”), relating to the proposed public offering of up to 1,065,000 shares (the “Stockholder Shares”): along with up to 4,000,000 shares of authorized but unissued shares of common stock, par value $.001 per share of the Company (the “Common Stock”), all of which shares may be sold by the selling stockholders and by the Company as set forth in the preliminary prospectus which forms a part of the Registration Statement (the “Prospectus”).

In connection with rendering this opinion, I have examined the Company's Amended and Restated Articles of Incorporation as amended to date and the Bylaws; such records of the corporate proceedings of the Company as I have deemed material; the Registration Statement relating to the Offering and the Prospectus; and such other certificates, receipts, records, and documents as I have considered necessary for the purposes of this opinion.

In my examination, I have assumed the authenticity of all documents submitted to me as originals, the conformity to the original documents of all documents submitted to me as copies, the genuineness of all signatures on documents reviewed by me and the legal capacity of natural persons.

Based upon the foregoing I am of the opinion that the shares are, and when sold will remain, legally issued, fully paid and non-assessable shares of common stock of the Company.

I hereby consent to the reference to my name under the caption "Legal Matters" or "Experts" in the Registration Statement and amendments and to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, I do not hereby admit that I come within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC thereunder.

Sincerely,

/s/ Richard R. Cook

Richard R. Cook
Florida Bar # 254134